UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)*

Entertainment Gaming Asia Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

29383V305

(CUSIP Number)

Leung Hoi Wai, Vincent

c/o Melco International Development Limited

Penthouse, 38/F

The Centrium

60 Wyndham Street

Central

Hong Kong

+852-3151-3777

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 13, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 29383V305

1	NAME OF REPORTING PERSONS Melco International Development Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 13,383,209 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 13,383,209 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,383,209
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 92.53%
14	TYPE OF REPORTING PERSON HC, CO

CUSIP No. 29383V305

1	NAME OF REPORTING PERSONS EGT Entertainment Holding Limited (formerly known as Elixir Group Limited)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 13,383,209 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 13,383,209 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,383,209
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 92.53%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 29383V305

1	NAME OF REPORTING PERSONS Mr. Ho, Lawrence Yau Lung
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 13,383,209 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 13,383,209 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,383,209
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 92.53%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 29383V305

1	NAME OF REPORTING PERSONS EGT Nevada Holding Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 4,005,135 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 4,005,135 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,005,135
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.69%
14	TYPE OF REPORTING PERSON CO

INTRODUCTORY NOTE: This Schedule 13D/A (the “Schedule 13D/A”) is filed jointly by Melco International Development Limited (“Melco”), a Hong Kong-listed company, EGT Entertainment Holding Limited (formerly known as Elixir Group Limited) (“EGT Entertainment”), a Hong Kong corporation indirectly wholly owned by Melco, Mr. Ho, Lawrence Yau Lung (“Mr. Ho”), a citizen of Canada, and EGT Nevada Holding Inc. (“EGT Nevada”), a Nevada corporation and a wholly owned indirect subsidiary of Melco (each of the foregoing a “Reporting Person” and, collectively, the “Reporting Persons”). This Schedule 13D/A represents Amendment No. 5 to the statement on Schedule 13D with respect to the Issuer filed with the Securities and Exchange Commission (the “SEC”) on September 20, 2007, as amended and supplemented by Amendment No. 1 filed with the SEC on December 2, 2014, Amendment No. 2 filed with the SEC on April 18, 2017, Amendment No. 3 filed with the SEC on May 5, 2017 and Amendment No. 4 filed with the SEC on May 23, 2017 (the “Existing 13D”), and amends and, with respect to the information set forth herein, supersedes the Existing 13D. Except as provided herein, this Schedule 13D/A does not modify any of the information previously reported on the Existing 13D.

Item 2

Item 2 is hereby amended and restated in its entirety as follows:

(a) This Schedule 13D/A is being filed on behalf of each of the Reporting Persons. Melco indirectly owns 100% of the issued shares of EGT Entertainment and EGT Nevada. Mr. Ho personally holds 34,939,132 ordinary shares of Melco, representing approximately 2.29% of Melco’s ordinary shares outstanding. In addition, 119,303,024 ordinary shares of Melco are held by Lasting Legend Ltd., 294,527,606 ordinary shares of Melco are held by Better Joy Overseas Ltd., 50,830,447 ordinary shares of Melco are held by Mighty Dragon Developments Limited, 7,294,000 ordinary shares of Melco are held by The L3G Capital Trust and 1,566,000 ordinary shares of Melco are held by Maple Peak Investments Inc., representing approximately 7.80%, 19.27%, 3.33%, 0.48% and 0.10%, respectively, of Melco’s shares, all of which companies are owned by persons and/or trusts affiliated with Mr. Ho. Mr. Ho also has interest in Great Respect Limited, a company controlled by a discretionary family trust, the beneficiaries of which include Mr. Ho and his immediate family members, that holds 306,382,187 ordinary shares of Melco, representing 20.04% of Melco’s shares. Consequently, Mr. Ho may be deemed to beneficially own an aggregate of 814,842,396 ordinary shares of Melco, representing approximately 53.30% of Melco’s ordinary shares outstanding.

(b) The principal business address of the Reporting Persons is 38th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong.

(c) The principal business of Melco, EGT Nevada and EGT Entertainment is to act as holding companies for investments in casino gaming and entertainment. Mr. Ho’s principal occupation is serving as chairman, chief executive officer and executive director of Melco and Melco Resorts & Entertainment Limited.

(d) During the last five years, the Reporting Persons have not, and to the best of the Reporting Persons’ knowledge none of the persons identified in Schedule I has, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Persons have not, and to the best of the Reporting Persons’ knowledge none of the persons identified in Schedule I has, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibited or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Melco is a Hong Kong-listed company and EGT Entertainment is a company incorporated under the laws of Hong Kong. EGT Nevada is a Nevada corporation. Mr. Ho is a citizen of Canada.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented by the addition of the following:

The Offer expired at 5:00 P.M., New York City time, on June 13, 2017. As of the expiration of the Offer, 4,005,135 shares of the Issuer’s common stock (the “Shares”) were validly tendered and not withdrawn (including 129,795 Shares tendered by notice of guaranteed delivery), representing approximately 92.53% of all outstanding Shares when combined with the Shares already owned by Melco and its affiliates. All conditions to the Offer having been satisfied, on June 13, 2017, EGT Nevada accepted for payment all Shares validly tendered and not properly withdrawn prior to the expiration of the Offer and, thereafter, promptly made payment for such Shares in accordance with the terms and conditions of the Offer and applicable law.

As promptly as practicable without a vote of, or prior notice to, the Issuer’s stockholders, EGT Nevada intends to effect a “short-form” merger under Section 92A.180 of the Nevada Revised Statutes, pursuant to which EGT Nevada will merge with and into the Issuer, with the Issuer continuing as the surviving corporation and a wholly owned indirect subsidiary of Melco (the “Merger”). Upon consummation of the Merger, all remaining outstanding Shares not tendered in the Offer, other than Shares owned by EGT Nevada and its affiliates, will be cancelled and retired and automatically converted into the right to receive the same cash price of $2.35 per Share paid in the Offer, without interest and less any applicable withholding taxes. Following the Merger, the Issuer will become a privately-held company.

The press release filed by EGT Nevada on June 14, 2017 announcing the completion of the Offer, the acceptance of Shares for payment and the Issuer’s intention to effectuate the Merger is filed as Exhibit 7 hereto and is incorporated herein by reference.

Following the Merger, the Reporting Persons intend to delist and deregister the Shares from the NASDAQ Capital Market and terminate the Issuer’s reporting obligations under the Securities Exchange Act of 1934.

Other than as described in this Item 4, the Reporting Persons currently have no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and supplemented by the addition of the following:

(a), (b) The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Schedule 13D/A are incorporated herein by reference. Melco, EGT Entertainment, and Mr. Ho, by virtue of their relationships, may be deemed to have shared beneficial ownership of, and shared power to vote or dispose, or direct the voting or disposition of, 13,383,209 Shares, representing 92.53% of the outstanding Shares (based on 14,464,220 Shares outstanding as of June 13, 2017). EGT Nevada may be deemed to have shared beneficial ownership of, and shared power to vote or dispose, or direct the voting or disposition of, 4,005,135 Shares, representing 27.69% of the outstanding Shares (based on 14,464,220 Shares outstanding as of June 13, 2017).

(c) On June 13, 2017, EGT Nevada accepted for payment and promptly thereafter paid for 4,005,135 Shares validly tendered into and not withdrawn from the Offer (including 129,795 Shares tendered by notice of guaranteed delivery).

(d) To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares reported herein.

(e) Not applicable.

Item 7.	Materials to be Filed as Exhibits.

Item 7 is hereby amended and supplemented by replacing Exhibit 1 and adding an additional exhibit as set forth on the Exhibit Index hereto.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 16, 2017	MELCO INTERNATIONAL DEVELOPMENT LIMITED

	By:	/s/ EVAN ANDREW WINKLER
	Name:	Evan Andrew Winkler
	Title:	Director

June 16, 2017	EGT ENTERTAINMENT HOLDING LIMITED

	By:	/s/ EVAN ANDREW WINKLER
	Name:	Evan Andrew Winkler
	Title:	Director

June 16, 2017	HO, LAWRENCE YAU LUNG

	By:	/s/ HO, LAWRENCE YAU LUNG

June 16, 2017	EGT NEVADA HOLDING INC.

	By:	/s/ Tam Chi Wai, Dennis
	Name:	Tam Chi Wai, Dennis
	Title:	Director

EXHIBIT INDEX

The Exhibit Index is hereby amended by adding the following:

Exhibit No.

1	Joint Filing Agreement, dated as of June 16, 2017

7	Press Release dated June 14, 2017 by EGT Nevada Holding Inc. (incorporated by reference to Exhibit (a)(5)(G) to the Schedule TO-T/A filed jointly by EGT Nevada Holding Inc., Melco International Development Limited and Mr. Ho, Lawrence Yau Lung with the SEC on June 14, 2017)

SCHEDULE I

DIRECTORS AND OFFICERS OF CERTAIN REPORTING PERSONS

MELCO INTERNATIONAL DEVELOPMENT LIMITED

DIRECTORS AND EXECUTIVE OFFICERS

Name	Present Business Address	Present Principal Occupation	Citizenship

Ho, Lawrence Yau Lung	38th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong	Chairman, Chief Executive Officer and Executive Director of Melco International Development Limited and Melco Resorts & Entertainment Limited	Canada

Evan Andrew Winkler	38th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong	Managing Director of Melco International Development Limited	United States of America

Tsui Che Yin, Frank	38th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong	Executive Director of Melco International Development Limited	United Kingdom

Chung Yuk Man	38th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong	Executive Director of Melco International Development Limited	Hong Kong Special Administrative Region of the People’s Republic of China

Ng Ching Wo	13/F, Gloucester Tower, The Landmark, 15 Queen’s Road Central, Central, Hong Kong	Solicitor	Canada

Chow Kwong Fai, Edward	2109 Wayson Commercial Building, 28 Connaught Road West, Sheung Wan, Hong Kong	Certified Public Accountant	United Kingdom

Sham Sui Leung, Daniel	42nd Floor, Central Plaza, 18 Harbour Road, Wanchai, Hong Kong	Certified Public Accountant	United Kingdom

Tyen Kan Hee, Anthony	21/F, Hong Kong Diamond Exchange Building, 8-10 Duddell Street, Central, Hong Kong	Certified Public Accountant	Hong Kong Special Administrative Region of the People’s Republic of China

EGT ENTERTAINMENT HOLDING LIMITED

DIRECTORS AND EXECUTIVE OFFICERS

Name	Present Business Address	Present Principal Occupation	Citizenship

Tsui Che Yin, Frank	38th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong	Executive Director of Melco International Development Limited	United Kingdom

Tam Chi Wai, Dennis	38th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong	Group Finance Director, Qualified Accountant and Head of Human Resources and Administration of Melco International Development Limited	Canada

Evan Andrew Winkler	38th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong	Managing Director of Melco International Development Limited	United States of America

EGT NEVADA HOLDING INC.

DIRECTORS AND EXECUTIVE OFFICERS

Name	Present Business Address	Present Principal Occupation	Citizenship

Tam Chi Wai, Dennis	38th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong	Director of EGT Nevada Holding Inc.	Canada